FIRST TRUST EXCHANGE-TRADED ALPHADEX(TM) FUND
                        1001 WARRENVILLE ROAD, SUITE 300
                             LISLE, ILLINOIS 60532


                                 April 27, 2007


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Request for Withdrawal
         First Trust Exchange-Traded AlphaDEX(TM) Fund
         Registration on Form N-1A
         (Registration Statement File Nos. 333-140895, 811-22019)

Ladies and Gentlemen:

         On behalf of the First Trust Consumer Discretionary AlphaDEX(TM) Fund, First Trust Consumer Staples AlphaDEX(TM) Fund, First Trust Energy AlphaDEX(TM) Fund, First Trust Financials AlphaDEX(TM) Fund, First Trust Health Care AlphaDEX(TM) Fund, First Trust Industrials AlphaDEX(TM) Fund, First Trust Materials AlphaDEX(TM) Fund, First Trust Technology AlphaDEX(TM) Fund, First Trust Utilities AlphaDEX(TM) Fund, First Trust Large Cap Core AlphaDEX(TM) Fund, First Trust Mid Cap Core AlphaDEX(TM) Fund, First Trust Small Cap Core AlphaDEX(TM) Fund, First Trust Large Cap Value Opportunities AlphaDEX(TM) Fund, First Trust Large Cap Growth Opportunities AlphaDEX(TM) Fund, First Trust Multi Cap Value AlphaDEX(TM) Fund and First Trust Multi Cap Growth AlphaDEX(TM) Fund (collectively, the "Funds"), each a series of the First Trust Exchange-Traded AlphaDEX(TM) Fund (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 26, 2007. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

                         Sincerely,

                         FIRST TRUST EXCHANGE-TRADED ALPHADEX(TM) FUND



                         By: /s/ W. Scott Jardine
                             -----------------------------------------
                             W. Scott Jardine, Secretary